Exhibit 19

Effective: September 18, 2024

SCHOLASTIC CORPORATION

POLICY ON INSIDE INFORMATION

AND RESTRICTIONS ON TRADING STOCK

Maintaining the confidentiality of proprietary information about Scholastic and the businesses and people with whom we work is fundamental to our operations. In addition, with respect to certain types of confidential information, securities laws impose important restrictions on trading on or tipping inside information about public companies in connection with buying or selling the stock of such companies. Violation of these restrictions can carry monetary as well as criminal penalties.

This memorandum sets forth Scholastic’s policies regarding the use and communication of inside information and restrictions on trading stock. It applies to Scholastic’s operations worldwide. Persons covered by this policy statement include all Scholastic personnel, directors and officers, consultants, independent contractors, and agents, together with their immediate family and other persons living with them.

This is an extremely important matter, and you are urged to read the following with care. Any questions concerning this policy statement should be directed to Scholastic’s Legal department in New York City.

Restrictions on Trading on or Tipping Inside Information.

If you have access to “inside information” (as defined below) about Scholastic, you are prohibited from, directly or indirectly, buying or selling Scholastic stock until that information has been effectively disseminated to the general public or is no longer deemed material. If you have access to inside information about a company doing business with Scholastic, the same restrictions apply to trading in that company’s stock. Persons with regular access to inside information about Scholastic are subject to more stringent trading restrictions discussed below.

You are also prohibited from tipping inside information about Scholastic or the businesses or people doing business with Scholastic to family, friends and third parties.

In general, all such inside information learned during your tenure with Scholastic may not be communicated to any other person (including relatives, friends, or business associates), except to the extent appropriate in performing work for Scholastic.

“Inside information” is non-public information about a company that a reasonable investor would consider material in determining whether to buy, sell or hold that company’s stock. A determination as to whether information is “inside information” depends on all related facts and circumstances.

Information is generally regarded as “material” if it has market significance, that is, if its public dissemination is likely to affect the market price of securities, or if it otherwise is information that a reasonable investor would want to know before making an investment decision.

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Effective: September 18, 2024

The following is a non-exclusive list of examples of the kind of information that is reasonably likely to be found material in particular situations:

(i)	significant write-downs in assets;

(ii)	developments regarding litigation or government agency investigations that have been identified as material;

(iii)	significant liquidity problems;

(iv)	changes in earnings estimates or unusual gains or losses in major operations;

(v)	major changes in the Company’s senior management or the board of directors;

(vi)	changes in dividends;

(vii)	material borrowings outside of the ordinary course of the Company’s business;

(viii)	award or loss of a significant contract that would be material to the Company’s business as a whole;

(ix)	material cybersecurity risks and incidents, including vulnerabilities and breaches;

(x)	changes in debt ratings;

(xi) proposals, plans or agreements, even if preliminary in nature, involving mergers, acquisitions, divestitures, recapitalizations, strategic alliances, licensing arrangements not in the ordinary course of business, or purchases or sales of substantial assets; and

(xii)	offerings of Company securities.

Material information may also include projections and forecasts.

With respect to a future event, such as a merger, acquisition or introduction of a significant new product or service, the point at which negotiations or product development are determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on a company’s operations or stock price should it occur. Thus, information concerning an event that would have a large effect on stock price, such as a merger, may be material even if the possibility that the event will occur is relatively small. When in doubt about whether particular nonpublic information is material, you should presume it is material. If you are unsure whether information is material, you should consult with the Legal department before making any decision to disclose such information (other than to persons who need to know it) or to trade in or recommend securities to which that information relates. Subject to the foregoing, you should assume that the information is material.

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Effective: September 18, 2024

Insider trading prohibitions only need to be considered when you possess information that is both material and “nonpublic.” The fact that information has been disclosed to a few members of the public does not make it public for insider trading purposes. To be “public” the information must have been disseminated in a manner designed to reach investors generally, and the investors must be given the opportunity to absorb the information. Even after public disclosure of information about the Company, you must wait until the close of business on the second trading day after the information was publicly disclosed before you can treat the information as public.

A non-exclusive list of examples of nonpublic information include:

(i)	information available only to a select group of analysts or brokers or institutional investors;

(ii)	undisclosed facts that are the subject of rumors, even if the rumors are widely circulated; and

(iii)

information that has been entrusted to the Company on a confidential basis until a public announcement of the information has been made and enough time has elapsed for the market to respond to a public announcement of the information (normally two trading days).

As with questions of materiality, if you are not sure whether information is considered public, you should either consult with the Legal department or assume that the information is nonpublic and treat it as confidential.

Additional Restrictions for Persons with Regular Access to Inside Information.

Persons with regular access to inside information about Scholastic (“Designated Insiders”) are subject to additional restrictions regarding their transactions in Scholastic stock.

Normally (and subject to an exception for trades conducted pursuant to an Approved 10b5-1 Plan, referred to below), Designated Insiders may buy or sell Scholastic stock only within four “window periods” of time during the fiscal year. Each window begins on the third business day after the day Scholastic makes its public press release of its quarterly or annual earnings for the prior fiscal quarter or year. That same trading window closes 30 days thereafter, and a Designated Insider may not resume trading until the next window period begins.

Furthermore, whenever a Designated Insider is in possession of material inside information which has not been made public, he or she may not buy or sell Scholastic stock, even if it is during a window period.

In addition, the Company may suspend (or not open) any particular window period in its absolute discretion.

Persons deemed Designated Insiders are:

•	Directors of Scholastic Corporation;

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Effective: September 18, 2024

•	Executive officers and members of the Management Executive Committee of Scholastic Corporation and their direct reports;

•	all designated staff of Scholastic’s financial/accounting, legal, data and analytics, investor relations, corporate development and corporate communications departments in the United States;

•	all managing directors and chief financial/accounting officers of Scholastic’s international companies and any additional personnel named by any such managing director; and

•	immediate family members and other persons living with the foregoing persons.

Pre-Clearance Requirement for Individuals Subject to Section 16 of the 1934 Act.

All directors and certain officers are subject to additional restrictions and reporting requirements pursuant to Section 16 of the Securities Exchange Act of 1934 (the “1934 Act”).

All directors and all officers who are subject to Section 16 obligations will be notified of his or her status as a Section 16 reporting individual upon joining the Company (or upon assuming a position at the Company that requires compliance with Section 16 requirements) and, thereafter, he or she will be required to obtain written pre-clearance from the legal department prior to performing any transaction in Scholastic stock or other securities.

Additional responsibility of Scholastic managers.

Scholastic personnel are responsible for keeping staff and consultants and other persons reporting to them apprised of this policy statement and their obligation to adhere to it.

Guidelines for 401(k) transactions (U. S. Employees only).

•	All sales of Scholastic stock acquired by Designated Insiders under the 401(k) Plan are subject to general insider trading restrictions and the terms of this policy.[1]

Guidelines for Employee Stock Purchase Plan (“ESPP’’) and Management Stock Purchase Plan (“MSPP’’) (U. S. Employees only).

•	This policy does not restrict purchases of stock by Designated Insiders pursuant to the MSPP or the ESPP.

•

Designated Insiders may not, however, base their decision to participate in the MSPP or ESPP or any decision to change their participation elections under the MSPP or the ESPP, on the basis of material, non-public information.

[1]	The option to acquire additional shares of Scholastic common stock under the 401(k) Plan has been eliminated.

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Effective: September 18, 2024

•	All sales of Scholastic stock acquired by Designated Insiders under the ESPP and MSPP are subject to general insider trading restrictions and the terms of this policy.

Restrictions on Short Sales and Certain Puts and Options.

In addition to general restrictions on securities trading, as a matter of Company policy, employees may not engage in any short sales (as defined below) of Scholastic stock or in any sales of uncovered call or put options (as defined below) or purchases of put options (as defined below) on Scholastic stock. Such transactions are bets against the Company, which can negatively affect Scholastic’s reputation and the price of its stock.

A “short sale” is a contract for the sale of stock, which the seller does not own, made in anticipation of a decrease in the stock price. A “put” is an option permitting its holder to sell stock at a fixed price for a period of time, made in anticipation of a decrease in the stock price, so that the seller can deliver the stock at a profit. The reverse transaction, which gives its holder an option to buy stock at a fixed price for a period of time, is a “call” and is made in anticipation of an increase in the stock price.

Trading on margin or pledging.

Designated Insiders may not hold Company securities in a margin account or pledge Company securities as collateral for a loan, except with the prior written authorization of the General Counsel, which may be granted or withheld in the General Counsel’s sole discretion. Designated Insiders with margin or pledge arrangements that have been disclosed to the General Counsel prior to the effective date of this revised policy need not seek any additional authorization.

Restrictions on Hedging

Designated Insiders may not enter into hedging or monetization transactions or similar arrangements with respect to Company securities.

Restrictions on Trading During a Retirement Plan Blackout Period

Designated Insiders are prohibited from trading in Scholastic stock during a blackout period imposed under an “individual account” retirement or pension plan of the Company, during which at least 50% of the plan participants are unable to purchase, sell or otherwise acquire or transfer an interest in equity securities of Scholastic, due to a temporary suspension of trading by Scholastic or the plan fiduciary.

Guidelines for Stock Option Exercises.

All exercises of stock options are subject to the general insider trading restrictions. The exercise of a stock option by a Designated Insider who pays the exercise price of such stock options in cash to hold (not sell) Scholastic stock is not subject to the window period restriction and therefore can be performed at any time during the year. The sale by Designated Insiders of such shares so purchased must be performed only during a window period.

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Effective: September 18, 2024

A “broker’s cashless exercise” is considered a sale of stock. Accordingly, a “broker’s cashless exercise” by a Designated Insider may be made only during a window period.

Approved 10b5-1 Plans.

Certain Designated Insiders are eligible to seek approval from the General Counsel’s office to establish a qualified Rule 10b5-1 trading plan for transactions in Company securities that meet certain conditions specified in the rule (“Approved 10b5-1 Plan”). Rule 10b5-1 provides an affirmative defense from liability for trades executed pursuant to a valid Approved 10b5-1 Plan.

Given the complexities of the SEC’s revised regulations relating to 10b5-1 trading plans, please contact the General Counsel’s office for information regarding eligibility and for the requirements to establish an Approved 10b5-1 Plan.

Communications with the Media and the Financial Community.

The confidentiality of inside information must be strictly adhered to in responding to inquiries about Scholastic made by the media, financial analysts, or other members of the financial community. It is important that responses to any such inquires be made on behalf of Scholastic by duly designated persons. Accordingly, you should not respond to such inquiries unless expressly authorized to do so.

Communications on Social Media Platforms and in other Online Forums.

Employees of the Company should not generally participate on social media platforms or in other online forums regarding Scholastic business, except as noted below. The reason for the prohibition is twofold: First, each employee of the Company has the general responsibility and duty to protect and keep confidential non-public information about the Company. Second, the Company has an established program overseeing the disclosure of material non-public Scholastic information into the marketplace to assure the accuracy and appropriateness of the information being disseminated. Employees making comments on social media platforms or in other online forums create a risk of inappropriate or inaccurate information reaching the marketplace, which could adversely impact Scholastic’s business and reputation. Accordingly, for these reasons, employees should not discuss Scholastic business with or in the presence of individuals not involved in the normal course of work including on social media platforms or in other online forums. The forgoing does not apply to commenting on or sharing through social media information about the Company or its products which the Company has made public—e.g. information is public if the Company has shared it on the Company’s social media accounts, and therefore employees are able to readily share it. For the avoidance of doubt, it does, though, prohibit commenting on or promoting products or projects which have not yet gone to market or doing so in a way that is beyond the information already officially publicly provided by Company concerning new products. Any use of social media by employees is also subject to the Scholastic Social Media Policy.

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Legal Penalties for Trading on Inside Information.

Trading on inside information may result in severe penalties for you or for someone who trades based on information tipped by you. Where inside information is learned during the course of employment, penalties may, in some cases, also be imposed on the employer and management if an illegal trade occurs. For example, in the United States, violations of securities laws can result in a maximum jail term of 20 years, a maximum criminal fine of $5,000,000 for an individual, and an SEC penalty of up to three times the benefit received. In addition, persons who trade on inside information, or who tip such information to others, can be sued for damages by others who have performed transactions during the same time period.

Continuing Obligation.

The general restrictions on trading on inside information set forth in this policy statement continue to apply after you leave Scholastic.

Violation of Policy Statement.

All Scholastic employees, consultants and independent contractors worldwide are expected to abide by the foregoing policies and procedures. Any violation may result in serious legal difficulties (see e.g., Legal Penalties above) and may also constitute grounds for disciplinary action, including termination of employment or termination of the business relationship with Scholastic, as the case may be.

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